Mail Stop 6010

January 24, 2007

Mr. Steve H. Kanzer
Chief Executive Officer
Pipex Pharmaceuticals, Inc.
3985 Research Park Drive
Ann Arbor, MI 48108

      Re: Pipex Pharmaceuticals, Inc.
              Registration Statement on Form SB-2
              Filed on December 14, 2006
              File Number 333-139354

Dear Mr. Kanzar:

      We have received your response letter dated January 5, 2007 and have the following additional comment.

1. Please provide us your analysis as to whether you consider Ridgeback Capital Investment Ltd. to be an "affiliate" of the Company. We may have further comments after receiving your response.

                        *   *   *

Please furnish a letter on EDGAR under the form type label CORRESP in response to our comment. Detailed letters greatly facilitate our review. Please contact Sonia Barros at (202) 551-3655 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Hank Gracin, Esq.
        Lehman & Eilen LLP
        Mission Bay Office Plaza
        Suite 300
        20283 State Road 7
        Boca Raton, FL 33498